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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-22576

     (Check one)

     [ ] Form 10-K and Form 10-KSB      [ ] Form 11-K

     [ ] Form 20-F      [X] Form 10-Q and Form 10-QSB          [ ] Form N-SAR

     For period ending         June 30, 2001
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     [ ] Transition Report on Form 10-K and Form 10-KSB

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q and Form 10-QSB

     [ ] Transition Report on Form N-SAR

     For the transition period ended
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant        Coho Energy, Inc.
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     Former name if applicable
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     Address of principal executive office (Street and number)  14785 Preston
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Road, Suite 860
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     City, state and zip code       Dallas, Texas  75254
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b)  The subject annual report, semiannual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
               following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day
     [X]       following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         We were missing information necessary to complete our Form 10-Q for the quarter ended June 30, 2001 within the prescribed time period. This missing information should be available to complete our filing with the next five days.

                                     PART IV
                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

                 Gary L. Pittman                       972-774-8300
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                    (Name)                       (Area Code) (Telephone Number)

          (2) Have all other period reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X]  Yes  [ ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X]  Yes  [ ]  No

         For the three months ended June 30, 2001, we anticipate reporting a net loss of $2.5 million as compared with a net loss of $2.3 million for the same three-month period in 2000. The net loss for the three-month period in 2001 includes operating income of $6.0 million less net interest expense of $9.4 million plus a decrease in reorganization costs of $950,000. The net loss for the three-month period in 2000 includes operating income of $11.4 million less net interest expense of $13.1 million and reorganization costs of $682,000. The decrease in operating income between periods is primarily attributable to:

     o a $3.3 million decrease in operating revenues due to a decrease in the price received for our crude oil production and crude oil hedging losses and

     o a $1.3 million loss on derivatives recognized in the second quarter of 2001 related to the ineffectiveness of our crude oil and natural gas hedging arrangements.

The major component of the decrease in the interest expense between periods is the decrease in the loss on the standby loan embedded derivative from approximately $4.0 million in the second quarter of 2000 to $640,000 in the second quarter of 2001.

                                Coho Energy, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     8/15/01    By               /s/  Gary L. Pittman
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                                    Gary L. Pittman